United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 26, 2020

Commission File Number 001-37791

COCA-COLA EUROPEAN PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S
•REGISTRATION STATEMENT ON FORM F-3 OF COCA-COLA EUROPEAN PARTNERS PLC (REGISTRATION NO. 333-241528);

•POST-EFFECTIVE AMENDMENT NO.1 ON FORM S-8 TO THE FORM F-4 REGISTRATION STATEMENT OF COCA-COLA EUROPEAN PARTNERS PLC (REGISTRATION NO. 333-208556);
•REGISTRATION STATEMENT ON FORM S-8 OF COCA-COLA EUROPEAN PARTNERS PLC (REGISTRATION NO. 333-211764);
•REGISTRATION STATEMENT ON FORM S-8 OF COCA-COLA EUROPEAN PARTNERS PLC (REGISTRATION NO. 333-233695); AND
•REGISTRATION STATEMENT ON FORM S-8 OF COCA-COLA EUROPEAN PARTNERS PLC (REGISTRATION NO. 333-233697).
FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION

26 October 2020

Coca-Cola European Partners plc (CCEP) today announces it has made a non-binding proposal to acquire Coca-Cola Amatil Limited (CCL), one of the largest bottlers and distributors of ready-to-drink non-alcoholic and alcoholic beverages and coffee in the Asia Pacific region

•The Board of Directors of CCEP
◦has made a non-binding offer to acquire 69.2% of the entire existing issued share capital of CCL, which is held by shareholders other than The Coca-Cola Company (“Independent Shareholders”), to be effected by means of a scheme of arrangement; and
◦has entered into a non-binding heads of terms and cooperation letter with The Coca-Cola Company (KO), setting out the terms on which CCEP proposes to acquire KO’s 30.8% interest in CCL, conditional upon Australian regulatory approvals and the implementation of the scheme of arrangement
•If confirmatory due diligence is completed by CCEP, other conditions satisfied and an acceptable scheme implementation deed is negotiated, the Board of Directors of CCL (excluding KO’s nominee directors), intends to unanimously recommend the scheme to Independent Shareholders, in the absence of a superior proposal and subject to an independent expert concluding, and continuing to conclude, that the scheme is fair and reasonable and in the best interests of Independent Shareholders (further details at https://www2.asx.com.au/markets/trade-our-cash-market/announcements.ccl)
•The proposed transaction would create a broader and more balanced footprint for CCEP whilst almost doubling CCEP’s consumer reach, with the aim of ultimately driving sustainable and faster growth, through geographic diversification and scale
•Under the terms of the proposal:
◦CCL’s Independent Shareholders would receive A$12.75 per share in cash, representing a premium of 23 per cent to the 1-week Volume Weighted Average Price (VWAP), 28 per cent to the 1-month VWAP and a premium of 38 per cent to the 3-month VWAP of CCL’s shares
◦KO would receive A$9.57 per share in cash for part of their shareholding, which comprises 10.8% of CCL’s shares. CCEP will work with KO to acquire all of KO’s remaining 20% shareholding in CCL, in connection with which CCEP may satisfy part of the consideration for these CCL shares by the issue of CCEP shares at an agreed conversion ratio (further details at https://www2.asx.com.au/markets/trade-our-cash-market/announcements.ccl)
•Taken together, the proposal implies1:
◦an equity value of CCL on a fully diluted basis of approximately A$8.7bn (c.€5.2bn2) and an enterprise value (EV) of A$10.8bn (c.€6.5bn2)
◦an EV/EBITDA3 multiple of 10.9x to CCL’s FY19 reported underlying EBITDA3

•The proposed transaction is subject to the satisfactory completion by CCEP of confirmatory due diligence, which is underway, and the entry into a scheme implementation agreement between CCEP and CCL which will set out more detailed terms and conditions for the implementation of the proposed transaction. There is therefore no certainty, at this stage, that a binding transaction will take place and as such, further updates will be provided in due course
•This announcement does not constitute a proposal to make a takeover bid for CCL for the purposes of section 631 of the Australian Corporations Act 2001
•Investor and analyst conference call today at 22:00 GMT; 23:00 CET; 6 p.m. EDT

1Based on the closing share price per CCL share the day before this announcement of A$10.75 being applied to KO’s remaining 20% interest in CCL; 2A$ to € exchange rate of 0.6002; 3Earnings before interest, tax, depreciation and amortisation (post AASB-16)

Advisers

Rothschild & Co are acting as lead financial adviser and Credit Suisse are acting as financial adviser to the Affiliated Transaction Committee (ATC) of the Board of Directors of CCEP. Slaughter and May and Corrs Chambers Westgarth are acting as legal counsel, to CCEP.

Conference call

CCEP is hosting a conference call with investors and analysts to discuss this announcement today at 22:00 GMT; 23:00 CET; 6 p.m. accessible via www.cocacolaep.com in the ‘Investors’ section.

The call will be accompanied by a presentation. An audio replay in downloadable digital format and a transcript of the call will be available on the website as soon as possible following the call.

Enquiries

Clare Wardle, General Counsel and Company Secretary: secretariat@ccep.com

Investor Relations: Sarah Willett: sarah.willett@ccep.com +44 7970 145 218

Media:
Simon Evans: simon.evans@portland-communications.com +44 7812 590 682
Peter Brookes: pbrookes@citadelmagnus.com +61 407 911 389
Brett Clegg: bclegg@citadelmagnus.com +61 487 436 985

About CCEP (LEI 549300LTH67W4GWMRF57)

Coca-Cola Europeans plc is a leading consumer goods company in Western Europe, making, selling & distributing an extensive range of non-alcoholic ready to drink beverages & is the world's largest Coke bottler based on revenue. CCEP serves a consumer population of over 300 million across Western Europe, including Andorra, Belgium, continental France, Germany, Great Britain, Iceland, Luxembourg, Monaco, the Netherlands, Norway, Portugal, Spain & Sweden. The Company is listed on Euronext Amsterdam, the New York Stock Exchange, London Stock Exchange & on the Spanish Stock Exchanges, trading under the symbol CCEP. For more information about CCEP, please visit www.cocacolaep.com & follow CCEP on Twitter at @CCEP.

About CCL

Coca-Cola Amatil Limited (including subsidiaries, group entities and related bodies corporate) is one of the largest bottlers and distributors of ready-to-drink non-alcohol and alcohol beverages and coffee in the Asia Pacific region. CCL is the authorised bottler and distributor of KO’s beverage brands in Australia, New Zealand, Fiji, Indonesia, Papua New Guinea and Samoa. CCL directly employs around 12,000 people and indirectly creates thousands more jobs across the supply chain, partnering with key suppliers to bottle, package, sell and distribute its products. With access to around 270 million potential consumers through more than 630,000 active customers CCL is committed to leading through innovation, building a sustainable future and delivering long-term value, both to shareholders and to society.

CCL delivered FY19 revenue and EBITDA2 of A$5.1bn (c.€3.1bn1) and A$1.0bn (c.€0.6bn1) respectively, of which approximately three-quarters is generated by Australia and New Zealand

For more information, visit www.ccamatil.com

1A$ to € average FY19 exchange rate of 0.6209; 2Earnings before interest, tax, depreciation and amortisation (post AASB-16)

No incorporation of website information

The content of the websites referred to in this announcement is not incorporated into and does not form part of this announcement.

Forward-Looking Statements

This document contains statements, estimates or projections that constitute "forward-looking statements" concerning the financial condition, performance, results, strategy and objectives of CCEP and its subsidiaries (together “CCEP”) and CCL and its subsidiaries (together "CCL") and the integration of CCL into CCEP. Generally, the words "believe," "expect," "intend," "estimate," "anticipate," "project," "plan," "seek," "may," "could," "would," "should," "might," "will," "forecast," "outlook," "guidance," "possible," "potential," "predict," "objective" and similar expressions identify forward-looking statements, which generally are not historical in nature.

Forward-looking statements are subject to certain risks that could cause actual results to differ materially from CCEP’s and CCL’s historical experience and present expectations or projections, including with respect to the acquisition of CCL by CCEP (the “Acquisition”). As a result, undue reliance should not be placed on forward-looking statements, which speak only as of the date on which they are made. These risks include but are not limited to:

1. those set forth in the "Risk Factors" section of CCEP’s 2019 Integrated Report / Annual Report on Form 20-F, including the statements under the following headings: Packaging (such as marine litter); Perceived health impacts of our beverages and ingredients, and changing consumer preferences (such as sugar alternatives); Legal, regulatory and tax change (such as the development of regulations regarding packaging, taxes and deposit return schemes); Market (such as disruption due to customer negotiations, customer consolidation and route to market); Cyber and social engineering attacks; Competitiveness and transformation; Climate change and water (such as net zero emission legislation and regulation, and resource scarcity); Economic and political conditions (such as continuing developments in relation to the UK's exit from the EU); The relationship with KO and other franchisors; Product quality; and Other risks, such as widespread outbreaks of infectious disease including the adverse impact that the COVID-19 pandemic and related social distancing measures implemented in many of our markets, and any associated economic downturn, may have on our financial results, operations, workforce and demand for our products;
2. those set forth in the "Principal Risks" section of CCEP’s 2019 Integrated Report / Annual Report on Form 20-F, as updated in CCEP’s Results for the six months ended 26 June 2020 & COVID-19 update and including principal risks under the additional headings: Business continuity; People; and Stakeholders;
3. those set forth in the “Business and Sustainability Risks” section of CCL’s 2019 Annual Report including the statements under the following headings: Beverage industry risks; Economic and political risks; Cyber risk; The KO and other brand partners relationship risk; Risk connected with loss of value to society; Regulatory risks; Climate change risk; Malicious product tampering risk; Litigation risk; Supply chain risk; Business interruption risk; Workplace Health and Safety risk; Foreign exchange risk; Quality risk; and People risk; and
4. risks and uncertainties relating to the Acquisition, including the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, which could result in additional demands on CCEP’s resources, systems, procedures and controls, disruption of its ongoing business and diversion of management’s attention from other business concerns; the possibility that certain assumptions with respect to CCL or the Acquisition could prove to be inaccurate; the failure to receive, delays in the receipt of, or unacceptable or burdensome conditions imposed in connection with, all required regulatory approvals, shareholder approvals and the satisfaction of closing conditions to the Acquisition; ability to raise financing; the possibility that CCEP and CCL fail to agree upon a scheme implementation agreement; the potential that the Acquisition may involve unexpected liabilities for which there is no indemnity; the potential failure to retain key employees of CCEP and CCL as a result of the proposed Acquisition or during integration of the businesses and disruptions resulting from the proposed Acquisition, making it more difficult to maintain business relationships; the potential if the Acquisition is not completed in a timely manner or at all for (i) negative reaction from financial markets, customers, regulators, employees and other stakeholders, (ii) loss of time spent on an unsuccessful Acquisition, and (iii) litigation related to the Acquisition.

The full extent to which the COVID-19 pandemic will negatively affect CCEP and/or CCL and the results of their operations, financial condition and cash flows will depend on future developments that are highly uncertain and cannot be predicted, including the scope and duration of the pandemic and actions taken by governmental authorities and other third parties in response to the pandemic.

Due to these risks, CCEP’s and CCL’s actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, expectations and guidance set out in forward-looking statements (including those issued by CCL prior to the Acquisition). These risks may also adversely affect CCEP’s share price. Additional risks that may impact CCEP’s and CCL’s future financial condition and performance are identified in filings with the United States Securities and Exchange Commission (“SEC”) which are available on the SEC's website at www.sec.gov and at the Australian Stock Exchange which are available at www.asx.com.au. Neither CCEP nor CCL undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required under applicable rules, laws and regulations. Furthermore, neither CCEP nor CCL assumes any responsibility for the accuracy and completeness of any forward-

looking statements. Any or all of the forward-looking statements contained in this filing and in any other of CCEP’s or CCL’s respective public statements (whether prior or subsequent to the Acquisition) may prove to be incorrect.

This document does not constitute or form part of any offer for sale or solicitation of any offer to buy any securities in the United States or elsewhere nor shall it or any part of it form the basis of or be relied on in connection with any contract or commitment to purchase securities. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the US Securities Act of 1933, as amended.

End

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date:October 26, 2020	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary